Exhibit 12.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended June 30, 2015

($ in thousands)

EARNINGS:
Pre-Tax Net Income	$205,625
Add:
Total Fixed Charges	32,282

Total Earnings	$237,907

FIXED CHARGES:
Interest on long term debt	$30,836
Other Interest (excluding AFUDC)	223
Amortization of Debt Premium, Discount and Expense	278
One-third of Rental Expense(a)	945

Total Fixed Charges	$32,282

Ratio of Earnings to Fixed Charges	7.4

(a) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.